Exhibit 99.1

Seabridge Gold Inc.

News Release

Trading Symbols:	TSX: SEA AMEX: SA	For Immediate Release July 17, 2008

 Independent Road Access Study Completed for Seabridge Gold’s KSM Project
Favourable Costs and Time Frames Predicted for All Weather Road Access

Toronto, Canada – Seabridge Gold announced today that McElhanney Consulting Services Ltd. (“McElhanney”) has completed a scoping level study evaluating road access alternatives for the Company’s 100% owned KSM Project located near Stewart, British Columbia, Canada. The McElhanney study is appropriate for use in the ongoing National Instrument 43-101 Preliminary Assessment for the KSM project which is expected to be completed later this year. The McElhanney study will be filed on SEDAR in its entirety.

In their report, McElhanney evaluated several alternative access routes to the project and to the proposed plant site. Based on their work, McElhanney has concluded that the least cost scenario for permanent year round access to the KSM project and proposed plant sites is achieved by constructing the Teigen Plant Site road from Highway 37 and the Eskay-Coulter-Mitchell road from the Eskay Creek mine. McElhanney estimates that completion of both these single lane roads would take two years at a total cost of approximately C$82.8 million. McElhanney has also identified a temporary winter road that, at a cost of approximately C$5.6 million, could provide access to the property across the Frank Mackie Glacier for equipment and supplies while the two permanent roads are under construction. (see attached map).

The Eskay-Coulter-Mitchell road heads south from the existing Eskay Creek mine road and climbs gently towards Tom Mackay Lake. The road then follows the height of land on the east side of Coulter Creek down to a proposed bridge crossing of the Unuk River just upstream of Sulphurets Creek. The road then traverses across the north side of the Sulphurets Canyon up to the Mitchell deposit. McElhanney estimates the total distance of this road at 32 kilometers costing approximately C$51.5 million including C$2.0 million for the two bridges over the Unuk River and Coulter Creek.

The Teigen Plant Site road leaves Highway 37 just north of Bell II. The road than bridges Teigen Creek and continues up the south side of the valley to the proposed plant site. McElhanney estimates the total distance of this road at 29 kilometers costing approximately C$31.3 million including C$1.3 million for the two bridge crossings over Teigen Creek.

Seabridge President and CEO Rudi Fronk stated that the McElhanney Road study “supports our assertion that access to the KSM project enjoys significant logistical and cost advantages over other large projects in the region. Clearly, road access has been a problem for other projects in the region. Due to our close proximity to both the Eskay Creek Mine and Highway 37, as well as favourable topography, we can achieve year round access to the KSM project at a reasonable cost and in a relatively short period of time. When completed, we expect the Preliminary Assessment to confirm additional advantages for KSM compared to other nearby projects.”

The KSM Project Road Access Scoping Level Study by McElhanney Consulting Services Ltd. was prepared under the direction of Robert Parolin, P.Eng. and David Pow, P.Eng., both of whom are Qualified Persons under National Instrument 43-101.

________________________________________________________
106 Front Street East, Suite 400, Toronto, Ontario M5A 1E1, Canada
Telephone:  (416) 367-9292     Facsimile:  (416) 367-2711     www.seabridgegold.net

Seabridge holds a 100% interest in several North American gold resource projects. The Corporation’s principal assets are the KSM property in British Columbia, one of the world’s largest undeveloped gold/copper projects, and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of the Corporation’s mineral resources by project and resource category please visit the Corporation’s website at http://www.seabridgegold.net/Resource.htm.

All resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Corporation’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Corporation’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Corporation’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Corporation’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2007 and in the Corporation’s Annual Report Form 20-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Corporation’s management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD
"Rudi Fronk"
President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292   •   Fax: (416) 367-2711
Email:  info@seabridgegold.net

gis no. KSM-15-006 Job No. 0868-002-01-01 July 14, 2008

400000
420000
440000
460000
6280000
6260000
N
Eskay Road
Eskay Mine
Access Road to Tailings Management Facility and Plant Site
Plant Site
Tailings Management Facility
37
Coulter Creek-Sulphurets Access
Mitchell Deposit
Sulphurets Deposit
Kerr Deposit
Frank Mackie Glacier Access
Knipple Glacier
Slurry Pipeline
Conveyor Tunnel
Tailings/Slurry Tunnel
Access Road
Temporary Glacier Access Road
Diversion Channel
Plant Site
Dam
Tailings
Pit
1:275,000
0 5 10
Kilometres
Projection: UTM9, NAD83

SEABRIDGE GOLD INC.

KSM Baseline Project Layout

FIGURE 1

Rescan